Exhibit (e)(5)

(ON DENNISON LETTERHEAD)

PRIVATE AND CONFIDENTIAL

July 1, 2003

Dear :

As you may be aware, Grupo Iusacell, S.A. de C.V. (“Iusacell”) is in the process of being sold. In anticipation of the sale of Iusacell, it is crucial that we continue to conduct business as usual during the period preceding the date of the sale of the business (the “Closing Date”) and that we retain people like yourself whose skill is essential to Iusacell’s ongoing business efforts. Accordingly, this Agreement is intended to provide you with an incentive to continue your employment through the Closing Date or, should the proposed sale of Iusacell be terminated, through the date of such termination (the “Termination Date”).

In order to be eligible for this incentive bonus, you must sign this Agreement and remain an active employee of Iusacell through the Closing Date or Termination Date, as applicable (the period from the date of this letter through the Closing Date or Termination Date is referred to as the “retention period”). Your job function may vary during the retention period and will be defined based on the needs of the business. In this Agreement, “Verizon Companies” means all of, and “Verizon Company” means any one of, Verizon Communications Inc., all corporate subsidiaries or other companies affiliated with Verizon Communications Inc., all companies in which Verizon Communications Inc. directly or indirectly owns at least a ten percent equity interest, and their successors and assigns.

1.	Obligations. For so long as you are assigned to Iusacell, you shall fully and faithfully perform your duties and responsibilities; and, shall diligently devote your entire business skill, time and effort to the affairs of Iusacell in accordance with the duties assigned to you, and you shall perform all such duties in a manner reasonably calculated to promote the best interests of Iusacell.

2.	Retention Bonus. Subject to the terms and conditions set forth herein, on or about 45 days following the Closing Date, you will receive a Retention Bonus equal (less withholding of applicable taxes) to two (2) months of your base annual salary as of the Closing Date (exclusive of any incentives and bonuses).

3.	Partial Bonus. If the sale of Iusacell is terminated (for any reason), on or about 45 days following the Termination Date, you will receive, in lieu of the Retention Bonus described above, a special bonus (a “Partial Bonus”) equal (less withholding of applicable taxes) to fifty percent (50%) of the Retention Bonus you would have otherwise received had the Closing Date occurred on the Termination Date.

4.	Involuntary Termination Without Cause, Death or Disability. If prior to the sale of Iusacell, your employment is terminated involuntarily without cause, due to a reduction in force (RIF) or due to your death or disability, you (or in the event of your death, your estate) will receive a full Retention Bonus or, as the case may be, a full Partial Bonus payment. Under no circumstances will your resignation from employment or retirement for any reason constitute an involuntary termination without cause for purposes of this Agreement. All payments under this paragraph shall be paid at the same time the Retention Bonus or Partial Bonus is paid to other eligible employees.

5.	Circumstances When No Bonus Will Be Paid. You will not receive a Retention Bonus if the Closing Date does not occur. If the Closing Date does not occur, you will only be eligible to receive a Partial Bonus as outlined in paragraph 3. Should you resign or retire for any reason prior to the Closing Date (or, if applicable, the Termination Date), or should you at any time engage in conduct that would constitute cause (as defined below) or should you accept full-time employment with any other Verizon Company prior to the end of the retention period, you will not be eligible to receive any portion of the Retention Bonus or Partial Bonus, as the case may be. For purposes of this Agreement, “cause” means that Verizon determines that any of the following have occurred: (i) you have breached any of the proprietary information or confidentiality provisions of this Agreement, (ii) you have been insubordinate or failed to devote your full-time efforts to performing your responsibilities in good faith as an employee of the organization, (iii) you have violated a criminal law (other than traffic citations or minor misdemeanors), whether or not there has been a conviction, or (iv) you have engaged in conduct which, if it were known by the public, would harm the reputation of Iusacell or any other Verizon Company.

6.	Prohibition Against Recruiting or Hiring. Commencing on the date of this Agreement and at all times thereafter, through the Closing Date (or, if applicable, the Termination Date), and for a period of 12 months after you terminate employment from Iusacell for any reason, you shall not, without the consent of the EVP-Human Resources of Verizon: (i) recruit or solicit any active employee of any Verizon Company for employment or retention as a consultant or service provider, (ii) hire or participate (with another company or third party) in the process of hiring (other than for a Verizon

Company) any person who is then an active employee of any Verizon Company, or provide names or other information about Verizon employees to any person or business (other than a Verizon Company) under circumstances which you know or should know could lead to the use of that information for purposes of recruiting or hiring.

7.	Prohibition Against Soliciting Verizon Customers. Commencing on the date of this Agreement, and, in the event you separate from employment with Iusacell for any reason, for one year following such separation, you agree that you will not solicit or contact, directly or indirectly, any customer, client, or prospect of any Verizon Company with whom you or any of the Iusacell employees reporting to you had any contact at any time during the year preceding your termination for the purpose of inducing such customer, client, or prospect to cease being, or to not become, a customer or client of any Verizon Company or to divert business from any Verizon Company.

8.	Confidentiality. Unless and until the precise terms of this Agreement, and the precise amount of any payment eligible to be paid or actually paid under this Agreement, are disclosed in writing to the public by any Verizon Company, you shall hold the terms of this Agreement and the amount of any payment or right hereunder in strict confidence, except that you may disclose such details (i) on a confidential basis to your spouse (if any), and to any financial counselor, tax adviser or legal counsel retained by you, or (ii) to the extent such disclosure is legally required.

9.	Proprietary Information. You agree that you will at all times preserve the confidentiality of all Proprietary Information and trade secrets of Iusacell and all Verizon Companies and the Proprietary Information and trade secrets of third parties, including customers, that are in the possession of Iusacell or any Verizon Company by not disclosing the same to any other party or using the same, or any portion thereof, for the benefit of anyone other than the Verizon Companies. “Proprietary Information” means information obtained or developed by you or to which you had access during your employment with Iusacell or any Verizon Company, including, but not limited to, customer information and other trade secrets and Proprietary Information of any Verizon Company and third parties that has not been fully disclosed in a writing generally circulated by a Verizon Company to the public at large without any restrictions on use or disclosure. You agree that you will return all copies, in whole or in part, in any form, of trade secrets and Proprietary Information in your possession or control in the event of your termination of employment or upon request by any Verizon Company, whichever occurs earlier, without making or retaining a copy.

10.	Survival of and Consideration for Covenants. You acknowledge and agree that any payment made pursuant to this Agreement includes consideration for the covenants contained in paragraphs 6 through 9 of this Agreement and that the obligations set out in paragraphs 6 through 9 of this Agreement survive any cancellation, termination, or expiration of this Agreement or the termination of your employment with Iusacell and/or any Verizon Company.

11.	Payment Taxable/Non-Benefit Bearing/Non-Deferrable. Applicable taxes will be withheld from any payment made pursuant to this Agreement. The Retention Bonus or Partial Retention Bonus you may receive under the terms of this Agreement is not a form of compensation that is eligible to be contributed to any employer-sponsored benefit plan, or that is eligible to be taken into account under any pension plan, life insurance, or any other employee benefit plan maintained by your employing company.

12.	No Duplication of Benefits. Any payment otherwise due under this Agreement shall be reduced by any amounts due under any other retention incentive program.

13.	Employee at Will/Governing Law. This Agreement is not intended to constitute a contract to retain you in the employ of Iusacell or any Verizon Company, or to continue to retain you in your current position or any other position at a Verizon Company, for any period of time. Nothing in this Agreement is intended to modify your status as an employee at will. This Agreement shall be interpreted and enforced in accordance with the laws of the State of New York, except to the extent that state law is pre-empted by any applicable federal law.

14.	Entire Agreement. You acknowledge and agree that this Agreement sets forth the entire understanding of the parties with regard to the subject matter addressed herein and that this Agreement supersedes all prior agreements and communications, whether written or oral, pertaining to the incentive described herein. This Agreement shall not be modified except by written agreement duly executed by you and Verizon.

I hope that the terms of this Agreement will provide you with a level of comfort as you continue your valuable contributions to Verizon and, in particular, Iusacell. It is a pleasure to have you as part of the team. If this Agreement meets with your satisfaction, please sign and date below. Please retain one original for your records and return the other to my attention.

Sincerely,

Jeanne M. Dennison

Group Vice President—International Human Resources

Copy to: Daniel Petri

I have read, understand and agree to the foregoing.

Employee Name

Date